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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No._________)(1)


                           Smith Midland Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   832156103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Carl W. Grover
                           1010 S. Ocean Blvd., #101
                            Pompano Beach, FL 33602
                                  954-781-9751
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    09/20/00
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 36155678                     13D                     Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Carl W. Grover ###-##-####

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
     N/A                                                         (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         203,050

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         203,050

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     203,050

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

10/18/00
------------------------------------
    Date






By:  /s/ Carl W. Grover
    ------------------------------------




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

   Date                     Price    Quantity      Principal    Net Amount
   ----                     -----    --------      ---------    ----------
Smith Midland               19/32     103,050      61,185.94     99,799.70
Lot 10/30/97                    1       5,100       3,028.13      5,151.00
Lot 11/6/97                1.0313       5,000       2,968.75      5,206.50
Lot 11/11/97                    1      10,000       5,937.50     10,100.00
Lot 1/2/98                  13/16       4,000       2,375.00      3,290.00
Lot 2/2/98                  15/16       8,500       5,046.88      8,053.75
Lot 2/2/98                 0.9688       9,000       5,343.75      8,809.20
Lot 2/10/98                1.0938       5,000       2,968.75      5,519.00
Lot 2/19/98                1.2813       1,000         593.75      1,316.30
Lot 2/23/98                1.2188       1,500         890.63      1,858.20
Lot 3/2/98                 1.2188       3,750       2,226.56      4,645.50
Lot 6/11/98                1.2813       5,000       2,968.75      6,456.50
Lot 6/18/98                1.1875       5,000       2,968.75      5,987.50
Lot 7/6/98                  1.125       5,000       2,968.75      5,675.00
Lot 8/13/98                1.0313       5,000       2,968.75      5,206.50
Lot 4/29/99                  9/16       2,000       1,187.50      1,165.00
Lot 9/27/99                 15/16      10,000       5,937.50      9,475.00
Lot 10/1/99                 13/16       5,000       2,968.75      4,112.50
Lot 9/6/00                   9/16       3,700       2,196.88      2,099.75
Lot 9/7/00                   9/16         500         296.88        283.75
Lot 9/14/00                 19/32       9,000       5,343.75      5,388.75
Lot 9/14/00                0.5625      20,000      11,250.00     11,314.00
Lot 9/14/00                0.5625      20,000      11,250.00     11,300.00
Lot 9/15/00                0.5938      60,000      35,625.00     35,689.00



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